UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Amendment to Transfer of Rights Agreement

Rio de Janeiro, October 23, 2019 – Petróleo Brasileiro S.A. – Petrobras, in addition to the press release issued on May 21, 2019, reports that its Board of Directors has ratified the signature and approved adjustments to the draft Amendment to the Transfer of Rights Agreement.

Such ratification occurs after the issuing of MME Ordinance No. 265 of June 21, 2019, and MME Ordinance No. 363/2019, of September 18, 2019, which amended MME Ordinance No. 213/2019, of April 23, 2019, in view of the Company's understanding that such regulations are acceptable and reflect the implementation of recommendations by the Federal Court of Accounts (TCU) to the Ministry of Mines and Energy.

Adjustments to the draft of the Amendment were also made as a result of a formal request from the Ministry of Mines and Energy, in response to reservations made by TCU, and do not affect Petrobras’ rights.

The amendment provides for the reimbursement to Petrobras of US$ 9.058 billion (nine billion and fifty-eight million dollars), which, converted to Reais according to the rules of the Transfer of Rights Agreement and updated by the Selic rate until September 30, 2019, reach a total of R$ 34.075 billion (thirty-four billion and seventy-five million reais). The amount of the reimbursement will be adjusted by the Selic rate until its effective settlement, which will occur together with the receipt – by the Federal Government – of an amount equal to or higher than the signing bonus of the bidding process of the volumes exceeding the Transfer of Rights Agreement or until December 27, 2020, which ever happens first.

The collegiate body also recommended that the execution of the Amendment occurs until 10/31/2019, that is, prior to Transfer of Rights surplus bidding, and that its signature is subject to the budgetary solution for the payment by the Federal Government to Petrobras.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer